Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

May 13, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Ms. Alison White, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. White:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Russell 2000 ETF (the “Fund”) included in Post-Effective Amendment No. 779, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on April 18, 2024 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2024, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
May 13, 2024

PROSPECTUS
FEES AND EXPENSES

1. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to each Fund’s Registration Statement.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.08%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.08%
Total Annual Fund Operating Expenses:	0.08%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$8	$26

PRINCIPAL INVESTMENT STRATEGIES

2. Comment: With respect to the first sentence in the first paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify what is meant by the statement that as part of the Fund’s 80% test the Fund will make “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, either individually or in the aggregate.”

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes (if any), in the securities of the Russell 2000 RIC Capped Index (the "Underlying Index"). The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

3. Comment: With a view to improved Item 9 disclosure, please address the pros and cons of using a capped benchmark from an investment exposure and returns perspective. If the Underlying Index is designed to respond to recent events such as an increase in the value of one or two specific companies, please tell the Staff in correspondence and consider the need for enhanced disclosure addressing how a capped fund might perform relative to a similar uncapped fund.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
May 13, 2024

Response: The Registrant has updated the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” to include the following disclosure:

Generally speaking, a capping approach will limit the amount of concentration in the largest market capitalization companies, which could lead to differences in investment exposures and returns depending on the performance of these companies relative to the other companies in an index. Regarding the Underlying Index, the capping methodology is only applied if any of the stated criteria are breached at the quarterly application date. The Underlying Index is reconstituted annually and enhanced quarterly with the addition of initial public offerings (IPOs).

The Registrant notes that the Underlying Index is not designed to respond to recent events, but rather provides a mechanism to address potential index concentration if it were to occur in the future.

4. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the market capitalization range of securities included in the Underlying Index as of the most recent practicable date. Please disclose the Underlying Index’s rebalance and reconstitution process including frequency and how and when the Underlying Index changes.

Response: The following has been added to the second paragraph of the Fund’s principal investment strategies disclosure: “The Underlying Index is reconstituted annually and enhanced quarterly with the addition of initial public offerings (IPOs). As of April 30, 2024, the Underlying Index had 1,937 constituents, with a minimum market capitalization of $13.6 million and a maximum market capitalization of $50.3 billion and was not concentrated in any particular sector.”

SUMMARY OF PRINCIPAL RISKS

5. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Portfolio Turnover Risk” please disclose in the section of the Fund’s prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” that the Fund may engage in frequent and active trading.

Response: The “Portfolio Turnover Risk” disclosure has been removed from the Fund’s Prospectus.

ADDITIONAL INFORMATION ABOUT THE FUND

6. Comment: With respect to the last sentence in the first paragraph of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” the Staff notes the reference to non-U.S. currency valuation. Please confirm that this disclosure is applicable.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” to remove references to non-U.S. currency valuations.

7. Comment: With respect to the second sentence in the second paragraph of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” it notes that the Fund invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the securities of the Underlying Index. Please reconcile this statement of the Fund’s 80% policy with the Fund’s 80% policy as disclosed in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES.”

Response: The Registrant has revised the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” to state:

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
May 13, 2024

The investment objective of the Fund is to seek to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Fund invests at least 80% of its net assets, plus the amount of borrowings for investment purposes (if any), in the securities of the Underlying Index. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed. The Fund generally uses a representative sampling strategy with respect to the Underlying Index. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities (including indirect investments through underlying ETFs) that collectively has an investment profile similar to the Underlying Index in terms of key risk factors, performance attributes and other characteristics. Underlying ETFs may constitute a substantial portion of the Fund's assets. These include market capitalization and other financial characteristics of securities. ~~The Adviser anticipates that, generally, the Fund will hold all of the securities that comprise its Underlying Index in proportion to their weightings in such Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those weightings. In these circumstances, the Fund may purchase a sample of securities in its Underlying Index. There also may be instances in which the Adviser may choose to underweight or overweight a security in the Fund's Underlying Index, purchase securities not in the Fund's Underlying Index that the Adviser believes are appropriate to substitute for certain securities in such Underlying Index or utilize various combinations of other available investment techniques in seeking to replicate, as closely as possible, before fees and expenses, the price and yield performance of the Fund's Underlying Index.~~ In addition, the Fund may also invest in equity index futures for cash flow management purposes and as a portfolio management technique. The Fund may sell securities that are represented in its Underlying Index in anticipation of their removal from such Underlying Index or purchase securities not represented in its Index in anticipation of their addition to such Underlying Index. The Fund's investment objective and its Underlying Index may be changed without shareholder approval upon at least 60 days prior written notice to shareholders.

8. Comment: With respect to the fourth sentence in the second paragraph of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” it notes that “[t]he Adviser anticipates that, generally, the Fund will hold all of the securities that comprise its Underlying Index in proportion to their weightings in such Underlying Index.” Please reconcile this statement with the disclosure in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, which notes that the Fund will engage in representative sampling.

Response: Please see Registrant’s response to Comment #7.

9. Comment: With respect to the third to last sentence in the second paragraph of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND,” it notes that the Fund may use equity index futures. If this strategy is part of the Fund’s principal investment strategy, please include disclosure in Item 4 and also include corresponding risk disclosure in Items 4 and 9.

Response: The Fund does not intend on investing in equity index futures as part of its principal investment strategy.

A FURTHER DISCUSSION OF OTHER RISKS

10. Comment: With respect to section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF OTHER RISKS – Tax Treaty Reclaims Uncertainty”, given that the Underlying Index is almost entirely composed of U.S. securities, please confirm that this disclosure is applicable.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
May 13, 2024

Response: The Registrant has removed the “Tax Treaty Reclaims Uncertainty” risk disclosure from the Fund’s Prospectus.

11. Comment: Please confirm that any license to use the Underlying Index will be filed as an exhibit to the Fund’s Registration Statement.

Response: The Registrant confirms that the Amended and Restated Sub-License Agreement dated as of November 4, 2013, by and between Global X Management Company LLC and the Registrant as currently filed and listed in Part C of the Registration Statement permits the Fund’s usage of the Underlying Index.

Please do not hesitate to contact me at (929) 389-1469 if you have any questions or wish to discuss any of the responses presented above.

                            Respectfully submitted,

                        /s/ Evan W. Busteed
                        Evan W. Busteed, Esq.